

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

Via e-mail
Bruce Cameron
Chairman and Chief Executive Officer
HF2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

> **Re: HF2 Financial Management Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 31, 2014**
> **File No. 001-35848**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 2

1. Please provide an estimated range as to the amount of cash you anticipate providing as the Closing Acquisition Consideration.

2. In the second paragraph on page three, please indicate that the Class B Voting Trust has the effect of giving Mr. Zugel, as the sole trustee of the trust, an 86% voting control over the resulting company. Make similar clarifying disclosures throughout the document when discussing your Class B Voting Trust.

Reasons for the Business Combination, page 6

3. Revise the discussion of ZAIS's attractive growth opportunities to discuss the company's downward trending AUM since 2012. Also, revise the discussion to disclose that the company's main new product, managed CLO's, are undergoing significant regulatory

changes which might impact the attractiveness of the CLO as an investment vehicle as risk retention rules increase the costs for managers. Make conforming changes throughout the document.

Questions and Answers About the Proposals for Stockholders, page 14

4. Please include separate questions and answers that address each of the following:
   - How ZGP intends to use the proceeds it will receive as a result of the business combination.
   - The implied value of a share of a HF2 share following the business combination. If the per share value will fluctuation significantly based upon the amount of redemptions demanded by HF2 shareholders, disclose the value at both the $175 million and at the $100 million contribution level.

Risk Factors, page 29

5. Please delete the second sentence in the introduction that begins, "These risk factors are not exhaustive…(.)" If management believes that there are additional material risks from investing in HF2 or voting for the business combination, please revise the risk factor section to discuss those risks.

Many of ZAIS's funds invest in structured credit securities…, page 39

6. Beginning with this risk factor on page 39 through your risk factors on page 43, the information you provide is overly broad and generic so as to provide limited information to your shareholders. Please revise these risk factors to provide more detailed and pointed information regarding the risks ZAIS's customers and your shareholders face.

ZAIS's funds are subject to numerous additional risks, page 44

7. Please revise this title so as to not imply that you have not included the most significant factors that make the transaction speculative or risky.

The unaudited pro forma financial information included in this document…, page 69

8. Please revise this risk factor to discuss why your particular set of pro forma financials represents a material risk to investors in HF2 stock or that might significantly impact their voting decision. Alternatively, please delete this risk factor as you have this information on page 79 where it is more appropriate.

We are an "emerging growth company" and we cannot be certain…, page 72

9. Please indicate here and elsewhere as appropriate which reduced disclosure requirement you are and are not utilizing.

Unaudited Pro Forma Condensed Combined Financial Information, page 79

Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 80

10. Please revise your stockholders' equity section to provide a subtotal for your (i.e. parent's) equity. Refer to ASC 810-10-45-16 and 810-10-55-4I for guidance. Please also make corresponding revisions to the Unaudited Pro Condensed Combined Balance Sheet, assuming maximum conversion, on page 86.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 81

11. We note in pro forma adjustment (9) as well as in pro forma adjustments (16) and (18) on pages 83 and 85, you disaggregate certain amounts, assuming no conversion, between your controlling interest of 77.12% and non-controlling interest of 22.88%. We also note in pro forma adjustment (10) on page 87 as well as in pro forma adjustments (16) and (18) on pages 89 and 91, you disaggregate certain amounts, assuming maximum conversion, between your controlling interest of 70.15% and non-controlling interest of 29.85%. Explain to us how such ownership percentages reconcile to the ownership interests disclosed on page 4. Please also clarify why you refer to these non-controlling interests as being held by controlling members.

Unaudited Pro Forma Condensed Combined Statement of Operations, assuming no conversion, for the six months ended June 30, 2014, page 82

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, assuming no conversion, for the six months ended June 30, 2014, page 83

12. Please expand the footnote to pro forma adjustment (11) to discuss the vesting requirements related to the issuance of the 1,600,000 Class B units to ZAIS' key employees. Your disclosure should also be expanded to discuss the method used and assumptions made in determining the assumed value per unit of $10.50. Please also make corresponding revisions to pro forma footnote (11) on pages 85, 89, and 91.

13. We note that pro forma adjustment (12) recognizes compensation expense related to the potential issuance of the 5,200,000 Class B Units to key employees of ZAIS. As it is discussed on page 2 and throughout the filing, the issuance of such shares is based upon contingent events outside of your control (i.e., the sum of the average per share closing price over any 20 trading-day period of the Class A Common Stock plus cumulative dividends paid on the Class A Common Stock between the Closing and the day prior to such 20 trading-day period (the "Total Per Share Value") meeting or exceeding specified thresholds, ranging from $12.50 to $21.50). Please explain to us how you determined

that this adjustment meets the requirement of being factually supportable or revise your disclosure to remove this adjustment accordingly. Refer to Rule 11-02 of Regulation S-X. As an alternative to your current presentation, we would not object to the presentation of this adjustment as a notation only. Please also make corresponding revisions to pro forma adjustment (12) and its related footnote on pages 85, 89, and 91.

14. We note that pro forma adjustment (13) on pages 83 and 85 reduces investment income due to the payment of transaction costs and redemptions. Given that the pro forma financial statements on pages 82 and 84 assume that no shares of Class A common stock were redeemed, please expand the respective footnote to explain the nature of the redemption. Furthermore, expand the footnote disclosure to disclose separately the transaction costs and the redemption amount paid.   In addition, explain to us why the payment of transaction costs and the redemption results in a reduction to investment income as oppose to an increase to expense or revise your disclosure accordingly. Please also, if applicable, make corresponding revisions to the footnote to pro forma adjustment (13) on pages 89 and 91.

15. Refer to footnote to pro forma adjustment (14). Please revise your disclosure to include a reconciliation of your effective tax rate to the federal statutory tax rate. Please also make corresponding revisions to the respective footnote on pages 85, 89, and 91.

Unaudited Pro Forma Condensed Combined Balance Sheet, assuming maximum conversion, for the six months ended June 30, 2014, page 86

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, assuming maximum conversion, for the six months ended June 30, 2014, page 87

16. Please expand the footnotes to pro forma adjustment (6) as well as to pro forma adjustment (13) on pages 89 and 91 to include your calculation of the amount of cash paid as a result of the redemption of 7,142,857 shares of your Class A common stock.

Comparative Share Information, page 92

17. Please revise your tabular disclosure at the bottom of page 92 to clearly describe how your book value per share is calculated in each scenario. In this regard, we note that footnote (a) indicates that book value per share equals total shareholders' equity divided by total outstanding shares. However, it appears that in the first column (HF2 historical) you include the common stock subject to conversion (which is presented outside of shareholders' equity) in the numerator, and in the pro forma columns you exclude non-controlling interests from the numerator. Please also explain why you have calculated your book value per share in this manner.

Proposal No. 1, page 98

Representations and Warranties, page 102

18. Please revise this section so as to provide some detail regarding the material representations and warranties that each of the parties made as part of the agreement. Simply stating that representations and warranties were made on certain subjects is insufficient.

Related Agreements, page 109

19. Please delete the qualification from introduction to this section. The summary of the agreements should provide a complete description of the material terms of the relevant agreement.

Background of the Business Combination, page 118

20. Please provide us with copies of any written materials, including presentation materials, prepared by your financial advisors and provided to the board or management. Please also provide us with copies of the engagement letters.

21. As discussed in the fourth paragraph in this section, please provide the dates when you presented the four preliminary agreements to your board of directors.

22. As discussed in the fifth paragraph in this section, please disclose whether management, the advisors or sponsors made any presentations to the board regarding the three potential targets that were involved in industries outside of financial services. In addition, provide more detail as to why HF2 chose not to pursue any of those transactions opportunities.

23. Please provide more detail as to why, after the July 23, 2014 board meeting, you did not pursue further discussions with Targets B or C. Include in your discussion information regarding the financial parameters of those other potential business combinations.

Satisfaction of the 80% Test, page 126

24. We note that in its opinion, Cassel Salpeter assumed that the amount contributed as part of the business combination would by $175 million. However, your agreement with ZAIS permits the acquisition to go forward if, after redemptions, the Trust Account has more than $100 million. Please provide us with your analysis as to how the 80% test is impacted by a significant amount of redemptions.

Opinion of the Financial Advisor to Our Board of Directors, page 126

25. Please provide us with copies of any written materials, including presentation materials, prepared by your financial advisors and provided to the board or management. Please also provide us with copies of the engagement letters.

26. In the second bullet points on page 127, please specify the "certain" information and what Cassel Salpeter "deemed relevant" in order to formulate its opinion.

Selected Companies Analysis, page 130

27. Please provide greater detail in describing the criteria and reasoning behind selecting the companies listed on page 130. Please also expand this section to provide investors with an understanding of how ZAIR compares to the selected companies in certain key financial metrics including assets under management, total revenues and expenses and net income.

Proposal No. 2, page 138

28. Please unbundle the various material provisions to the proposed changes to your certificate of incorporation. If you do not believe that these items should be separated to allow for shareholders to vote on each change, please provide us with a thorough analysis as to why the provisions are not individually material or would not require a vote under state law if proposed individually. Please refer to Rule 14a-4(a)(3). You may also refer to Question 1S of the September Supplement to the Manual of Publicly Available Telephone Interpretations.

Information about ZGP and ZAIS, page 167

29. We note that you provide information about certain of your funds (including corporate credit, RMBS and managed accounts) beginning on page 172. However, it is not clear whether this disclosure covers all of your managed entities. Accordingly, please revise to provide a more comprehensive tabular disclosure of your managed entities that is all-inclusive. Please also indicate which of those entities you consolidate.

Recent Ownership Changes, page 169

30. Revise this section to clarify the percentage of ZAIS ownership that was repurchased in March 2014 for $4.6 million.

ZAIS Specialized Credit Composite, page 170

31. Please clarify in your filing that this chart is not a stock performance graph as defined in Section 201(e) of Regulation S-K. Please provide an introduction prior to the chart

exactly what this chart is and is not attempting to show. The information you have in footnote one is complex and may not be particularly helpful to your shareholders.

Diverse Client Base and Product Mix, page 177

32. We note your disclosure that you changed your calculation of AUM, from January 1, 2014. Please tell us whether the AUM used to calculate the tabular presentation on page 178 was made using the old or new AUM calculation methodology.

ZGP Management's Discussion and Analysis of Financial Condition and Results of Operations, page 189

Overview, page 189

33. You disclose that "net income of ZAIS" was $28.9 million for the six months ended June 30, 2014 and $1.7 million for the year ended December 31, 2013. Please revise to clarify how this amount was derived as it does not appear to include income from the ZGP parent or the Consolidated Funds.

Results of Operations – Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 194

Revenues, page 194

34. We note that your primary sources of revenues are management fee income, which is based on the amount of ZAIS Managed Entities' AUM, and incentive income, which is based on the investment performance of the ZAIS Managed Entities. Accordingly, for any given period, revenues are driven by the combination of AUM and the investment performance of the ZAIS Managed Entities. In order to provide readers with greater transparency, please expand your disclosure to:
   a. Expand your tabular disclosure detailing inflows and outflows of AUM to roll forward your AUM balance by also presenting changes in AUM from market appreciation/(depreciation).
   b. Disaggregate this rollforward by the vehicle type and/or investment strategy. For example, consider disaggregating your AUM in the same way that you disaggregate the related management fee and incentive income (i.e., hedge funds, managed accounts, private equity, REIT).
   c. Disclose average AUM for comparison to the ending balances of AUM.

35. Revise this section, or another portion of the management's discussion and analysis to discuss the fact that the increase in performance fees from 2014 over 2013 appears to be directly related to increased distributions out of the SerVertis fund. Please discuss the extent to which management believes that the fund can continue to make significant distributions and the resulting impact on incentive income.

36. Please explain what you mean by the phrase "crystallization of incentive income" in the first bullet point. Make conforming changes while discussing the results of the SerVertis fund.

Certain Relationships and Related party Transactions, page 211

37. Revise this section to provide the information required by Item 404 (a) of Regulation S-K with regard to the loans received from related parties. Alternatively please provide us with your analysis as to why the sponsor who provided the $300,000 loan described on page 212 is not a related party as described in Item 404.

Financial Statements

38. Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual financial statements, please also include corresponding revisions to your interim financial statements.

HF2 Financial Management

Audited Condensed Financial Statements for the years ended December 31, 2013 and the period from October 5, 2012 (inception) through December 31, 2012

Note 8 – Stockholder Equity, page F-25

Class A Common Stock, page F-26

39. We note your disclosure that as of December 31, 2013, 7,094,190 shares of Class A Common Stock were issued and outstanding, excluding 16,497,960 shares subject to possible conversion. Please explain how you determined the amount of shares subject to possible conversion given that a total of 17,595,000 shares were issued to the public, all of which appear to have the same redemption feature. Please also explain how you determine the conversion value of such shares.

ZAIS Group Parent, LLC and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-68

Principles of Consolidation, page F-68

40. We note your disclosure regarding the elimination of management fees and incentive income earned from your consolidated funds. Please clarify what you mean when you say that potential incentive income from the consolidated funds that has not yet been recognized by the company is included in non-controlling interests.

Non-controlling interest, page F-70

41. We note that your non-controlling interests of the Consolidated Funds includes both redeemable non-controlling interests reported outside of the permanent capital section (when investors have the right to redeem their interest) and equity attributable to non-controlling interests of Consolidated Funds reported inside the permanent capital section (when investors do not have the right to redeem their interests). In the interest of transparency, please revise throughout your filing to label your redeemable non-controlling interests as redeemable non-controlling interests of Consolidated Funds.

Members' Equity – ZAIS, page F-74

42. We note that you recorded goodwill of $2.7 million as a result of the purchase of 40% of the Strategic Investor's membership interest in ZAIS in December 2012, and that the premium paid was based on a third party valuation of ZAIS. We further note that in March 2014 another third party valuation of ZAIS was performed in conjunction with the redemption of Class B and D interests, and that this valuation indicated a discount to book value. Please tell us how you determined that your goodwill was not impaired as of June 30, 2014 given the recent valuation performed.

Note 6 – Variable Interest Entities, page F-94

43. We note your disclosure that you determined that you possess the power to direct the activities of your CDOs that most significantly impact their economic performance, with the exception of CLOs that are still in the warehouse stage. Please provide us with a detailed analysis explaining how you determined that you are not required to consolidate your warehouse stage CLOs.

Note 9 – Debt Obligations, page F-98

44. We note that you early adopted the guidance in ASU 2014-13 and accordingly have elected to measure the fair value of the notes payable of your consolidated CDOs based on the fair value of the assets of the CDO, which takes into account the fair value of the financial assets, the carrying amount of any non-financial assets and any beneficial interests retained. Please revise to disclose the components of your CDO assets given that only $707.7 million of the total CDO assets of $730.3 million relates to CDO investments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have any questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or the undersigned at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel